Mail Stop 4561

August 10, 2006

Mr. Brent Bales
Chief Financial Officer
The Frontier Fund
c/o Equinox Fund Management, LLC
1660 Lincoln St., Suite 100
Denver, CO 80264

> **Re:** **The Frontier Fund**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 000-51274**

Dear Mr. Bales:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 2. Significant Accounting Policies, pages F-12 – F-14

Basis of Presentation, page F-13

1. We note that you consolidate trading companies in which a series has a majority controlling interest. Based on your disclosure, it appears that as of December 31, 2005, Frontier Trading Company I is consolidated by the Balanced Series and Frontier Trading Company III is consolidated by the Currency Series. This appears to conflict with your disclosure in Note 3 which indicates that the Balanced Series and Currency Series accounted for investments in Frontier Trading Companies I and III, respectively, using the equity method. Please

reconcile this apparent discrepancy. In addition, please clarify who owns the non-controlling interest in each of your Trading Companies.

2. Please clarify, if true, whether the equity method investment represents each Series ownership interest in the cash held at futures commodities merchants and open trade equity in the respective Trading Companies.

3. We note that you have presented disaggregated financial statements for each Series in the Trust rather than consolidated financial statements of the Trust. Please tell us why you do not also present consolidated financial statements of the Trust and the accounting literature you rely on that supports your presentation.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3431 if you have questions.

Sincerely,

Josh Forgione
Assistant Chief Accountant